[PERKINS COIE LLP LETTERHEAD]

Sonny Allison

PHONE:   (303) 291-2314

FAX:       (303) 291-2414

EMAIL:   SAllison@perkinscoie.com

May 31, 2011

VIA EDGAR FILING AND FEDERAL EXPRESS

Alicia Lam

Geoffrey Kruczek

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

International Isotopes Inc.

Form S-1 and Post-effective Amendment Nos. 1 and 2 to Form S-1

Filed December 13, 2010, April 15, 2010 and April 29, 2011

File No. 333-171140

Dear Alicia and Geoffrey:

On behalf of International Isotopes Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission's staff (the “Staff”) in regard to the Company's Form S-1 filed December 13, 2010, Post-effective Amendment No. 1 filed on April 15, 2011 and Post-effective Amendment No. 2 filed on April 29, 2011, as set forth in your comment letter dated May 9, 2011 (the “Comment Letter”).

For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below.  With respect to the Staff's comments, we have responded to the comments and proposed new disclosure as part of this letter.

Form S-1

1.

Please note that forward incorporation by reference into Form S-1 is inappropriate.  Please revise to remove this language from the second paragraph.

Alicia Lam and Geoffrey Kruczek

May 31, 2011

RESPONSE:  The Company will revise the second paragraph in the incorporation by reference section by filing an Amendment No. 3 to the Form S-1, which revises such paragraph to read as follows:

“We incorporate by reference into this prospectus the documents listed below:”

2.

Please revise to include or incorporate by reference, as applicable, all information required by Items 3 through 11 of Form S-1.  Please refer to General Instruction VII and Item 12 of Form S-1.  Given that your document currently consists of cover page and this section, it is unclear how your document satisfies each of the item requirements of Form S-1.

RESPONSE:  The Company will file an Amendment No. 3 to the Form S-1 to update all information required by Items 3 through 16 of Form S-1.

The Company will transmit separately the acknowledgements requested in your letter.  Please do not hesitate to contact me with any questions.

Very truly yours,

Sonny Allison

cc:

Steve T. Laflin, International Isotopes Inc.

Laurie McKenzie-Carter, International Isotopes Inc.